Ideanomics, Inc.
55 Broadway, 19th Floor

New York, NY 10006

(212) 206-1216

November 9, 2018

By Edgar Transmission

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Mastrianna, Attorney-Adviser

Re:	Ideanomics, Inc. (formerly known as Seven Stars Cloud Group, Inc.) Form 10-K for the Fiscal Year Ended December 31, 2017, Filed March 30, 2018 and Amended August 28, 2018 File No. 001-35561

Dear Mr. Mastrianna:

Ideanomics, Inc. (formerly known as Seven Stars Cloud Group, Inc.) (the “Company”) hereby advises the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated September 14, 2018 (the “Comment Letter”) regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed March 30, 2018 (the “Original Filing”), and amended August 28, 2018 (“Amendment No. 1” and together with the Original Filing, the “Form 10-K”). The Company is committed to responding to the Comment Letter as promptly as practicable and intends to provide a response to the Staff no later than November 30, 2018.

Should you have any questions regarding the request made herein, please do not hesitate to contact me at (212) 206-1216 or Susan I. Gault-Brown, Esq. of Morrison & Foerster LLP, counsel to the Company at (202) 887-1597.

Thank you very much for your courtesy in this matter.

Sincerely,

/s/ Federico Tovar
Federico Tovar
Chief Financial Officer

cc:	Susan I. Gault-Brown, Esq., Morrison & Foerster LLP
F. Dario de Martino, Esq., Morrison & Foerster LLP